SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

     For the fiscal year ended December 31, 1997

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934




                         COMMISSION FILE NUMBER 1-4821



                              PITTWAY CORPORATION
                   BLUE CHIP PROFIT SHARING AND SAVINGS PLAN
                            (Full title of the Plan)



                              PITTWAY CORPORATION
         (Name of Issuer of the Securities Held Pursuant to the Plan)




                        200 S. Wacker Drive, Suite 700
                         Chicago, Illinois 60606-5802
               (Address of Issuer's Principal Executive Office)

	REQUIRED INFORMATION




                                                                   Page

(a)  Financial Statements - financial statements                   3-17
     required to be filed are listed in the
     Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)	Signatures                                                      18

(c)  Exhibit:

     Number        Description

       23          Consent of Independent Accountants                19

                             PITTWAY CORPORATION
                           BLUE CHIP PROFIT SHARING
                               AND SAVINGS PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 and 1996

                             PITTWAY CORPORATION
                  BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                        INDEX TO FINANCIAL STATEMENTS



Title                                                              Page

Report of independent accountants                                    5

Financial Statements:

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1997                   6

     Statement of Net Assets Available for Benefits
      (with Fund Information) at December 31, 1996                   7

     Statement of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1997                                        8

     Statements of Changes in Net Assets Available
      for Benefits (with Fund Information) for the year
      ended December 31, 1996                                        9

     Notes to Financial Statements                               10-15

Supplemental schedules:
     Item 27a - Schedule of Assets held for Investment
      Purposes at December 31, 1997                                 16

     Item 27d - Schedule of Reportable Transactions
      for the year ended December 31, 1997                          17


Note: All other schedules of additional financial information required by section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the
Administrative Committee of the
Pittway Corporation Blue Chip
Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pittway Corporation Blue Chip Profit Sharing and Savings Plan at
December 31, 1997 and 1996, and the changes in the net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP


Chicago, Illinois
June 12, 1998
5

PITTWAY CORPORATION
BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
AT DECEMBER 31, 1997


                                Fidelity                   Fidelity     Fidelity   Fidelity    Fidelity     Fidelity
                               Diversified    Fidelity     Growth &      Market    Emerging     Money       Managed
                              International   Magellan     Income        Index      Growth      Market      Income
                                  Fund           Fund        Fund        Fund        Fund        Fund        Fund
           ASSETS
Investments                      $1,990,946  $33,580,413  $25,433,574  $2,289,081  $2,671,536  $17,464,277  $3,817,319
Participant loans                     -           -            -            -          -            -           -
Dividends receivable                  -           -            -            -          -            -           -

Contributions receivable:
 From participating employees         1,020        9,920        8,346       1,366       1,783        5,311       1,624
 From employer                          340        3,637        2,895         486         584        1,601         568
Net assets available
 for benefits                    $1,992,306  $33,593,970  $25,444,815  $2,290,933  $2,673,903  $17,471,189  $3,819,511




                                 AptarGroup    Pittway
                                   Stock       Stock     Participant
                                   Fund        Fund         Loans          Total
           ASSETS
Investments                      $2,984,156  $37,734,016       -       $127,965,318
Participant loans                     -            -      $3,603,723      3,603,723
Dividends receivable                  -           49,863       -             49,863

Contributions receivable:
 From participating employees         -            8,566       -             37,936
 From employer                        -            3,158       -             13,269
Net assets available
 for benefits                    $2,984,156  $37,795,603  $3,603,723   $131,670,109



The accompanying notes are an integral part of this statement.




















6

PITTWAY CORPORATION
BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
AT DECEMBER 31, 1996



                                Fidelity                  Fidelity     Fidelity   Fidelity    Fidelity     Fidelity
                               Diversified    Fidelity     Growth &      Market   Emerging     Money       Managed
                              International   Magellan     Income        Index     Growth      Market      Income
                                  Fund           Fund        Fund        Fund       Fund        Fund        Fund
           ASSETS

Investments                      $1,082,637  $26,893,927  $17,708,679  $596,169  $1,361,302  $16,365,830  $3,710,371
Participant loans                     -           -            -           -          -           -           -
Dividends and interest
 receivable                           -           -            -           -          -           -           -

Contributions receivable:
 From participating employees           869       15,808       11,788       598       1,575        9,778       2,444
 From employer                          294        6,298        4,241       252         546        3,863         945
Net assets available
 for benefits                    $1,083,800  $26,916,033  $17,724,708  $597,019  $1,363,423  $16,379,471  $3,713,760


                                 AptarGroup    Pittway
                                   Stock       Stock     Participant
                                   Fund        Fund         Loans         Total
           ASSETS
Investments                      $1,973,496  $27,429,823       -       $97,122,234
Participant loans                     -            -      $2,297,273     2,297,273
Dividends and interest
 receivable                           -           44,587       -            44,587

Contributions receivable:
 From participating employees         -           11,462       -            54,322
 From employer                        -            4,555       -            20,994
Net assets available
 for benefits                    $1,973,496  $27,490,427  $2,297,273   $99,539,410


The accompanying notes are an integral part of this statement.



















7

   PITTWAY CORPORATION
   BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
   FOR THE YEAR ENDED DECEMBER 31, 1997


                               Fidelity                   Fidelity    Fidelity     Fidelity      Fidelity     Fidelity
                              Diversified    Fidelity     Growth &     Market      Emerging       Money        Managed
                             International   Magellan      Income      Index        Growth        Market       Income
                                 Fund          Fund         Fund        Fund         Fund         Fund          Fund
Contributions:
 From participating employees $  328,620   $ 2,594,655  $ 2,408,080  $  339,914  $  534,411   $ 1,516,042   $  452,397
 From employer                    82,107       881,982      710,632      86,389     126,039       529,659      143,521
                                 410,727     3,476,637    3,118,712     426,303     660,450     2,045,701      595,918

Income from investments:
 Dividends and interest           71,443     2,145,907    1,145,327      60,292     524,335       886,325      227,318
 Net appreciation
  (depreciation) in market
  value of investments           160,196     4,874,044    4,619,774     318,609    (186,466)        -            -

Benefits paid to participants   (138,373)   (1,424,742)  (1,174,685)   (124,716)    (20,527)   (1,488,160)    (315,703)
Transfers between funds, net     404,513    (2,393,909)      10,979   1,013,426     332,688      (352,148)    (401,782)

Net increase in net assets
 available for benefits for
 the period                      908,506     6,677,937    7,720,107   1,693,914   1,310,480     1,091,718      105,751
Net assets available for
 benefits, beginning of
 the period                    1,083,800    26,916,033   17,724,708     597,019   1,363,423    16,379,471    3,713,760
Net assets available for
 benefits, end of the
 period                       $1,992,306   $33,593,970  $25,444,815  $2,290,933  $2,673,903   $17,471,189   $3,819,511


                              AptarGroup     Pittway
                                Stock         Stock     Participant
                                 Fund         Fund        Loans         Total
Contributions:
 From participating employees      -       $ 2,451,886       -        $10,626,005
 From employer                     -           786,292       -          3,346,621
                                   -         3,238,178       -         13,972,626

Income from investments:
 Dividends and interest       $   16,483       175,870  $  210,330      5,463,630
 Net appreciation
  (depreciation) in market
  value of investments         1,117,088     8,369,782       -         19,273,027

Benefits paid to participants    (75,537)   (1,679,782)   (136,359)    (6,578,584)
Transfers between funds, net     (47,374)      201,128   1,232,479          -

Net increase in net assets
 available for benefits for
 the period                    1,010,660    10,305,176   1,306,450     32,130,699
Net assets available for
 benefits, beginning of
 the period                    1,973,496    27,490,427   2,297,273     99,539,410
Net assets available for
 benefits, end of the
 period                       $2,984,156   $37,795,603  $3,603,723   $131,670,109


The accompanying notes are an integral part of this statement.









8

PITTWAY CORPORATION
   BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
   FOR THE YEAR ENDED DECEMBER 31, 1996


                               Fidelity                   Fidelity    Fidelity     Fidelity      Fidelity     Fidelity
                              Diversified    Fidelity     Growth &     Market      Emerging       Money        Managed
                             International   Magellan      Income      Index        Growth        Market       Income
                                 Fund          Fund         Fund        Fund         Fund         Fund          Fund
Contributions:
 From participating employees $   92,662   $ 2,844,554  $ 1,858,389   $ 43,903   $  140,543   $ 1,728,443   $  441,999
 From employer                    15,867       902,747      545,191     14,705       31,357       513,437      129,705
                                 108,529     3,747,301    2,403,580     58,608      171,900     2,241,880      571,704

Income from investments:
 Dividends and interest           35,160     4,497,428      829,886      6,534       16,366       838,735      176,506
 Net appreciation
  (depreciation) in market
  value of investments            38,515    (1,541,004)   1,845,079     42,414       34,713         -            -

Benefits paid to participants     (1,478)   (1,758,211)  (1,347,635)   (11,237)        (151)   (2,161,224)    (390,193)
Transfers between funds, net     903,074    (7,331,089)   2,755,621    500,700    1,140,595    (2,140,812)     (73,428)

Net increase (decrease) in
 net assets available for
 benefits for the period       1,083,800    (2,385,575)   6,486,531    597,019    1,363,423    (1,221,421)     284,589
Net assets available for
 benefits, beginning of
 the period                        -        29,301,608   11,238,177       -           -        17,600,892    3,429,171
Net assets available for
 benefits, end of the
 period                       $1,083,800   $26,916,033  $17,724,708   $597,019   $1,363,423   $16,379,471   $3,713,760



                              AptarGroup     Pittway
                                Stock         Stock     Participant
                                 Fund         Fund        Loans         Total
Contributions:
 From participating employees      -       $ 1,838,674       -        $8,989,167
 From employer                     -           604,760       -         2,757,769
                                   -         2,443,434       -        11,746,936

Income from investments:
 Dividends and interest       $   16,480       168,450  $  147,215     6,732,760
 Net appreciation
  (depreciation) in market
  value of investments          (130,224)    4,145,382       -         4,434,875

Benefits paid to participants    (94,198)   (1,148,101)   (144,438)   (7,056,866)
Transfers between funds, net    (163,824)    3,764,409     644,754         -

Net increase (decrease) in
 net assets available for
 benefits for the period        (371,766)    9,373,574     647,531    15,857,705
Net assets available for
 benefits, beginning of
 the period                    2,345,262    18,116,853   1,649,742    83,681,705
Net assets available for
 benefits, end of the
 period                       $1,973,496   $27,490,427  $2,297,273   $99,539,410



The accompanying notes are an integral part of this statement.








9


PITTWAY CORPORATION
                 BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN:

The Pittway Corporation Blue Chip Profit Sharing and Savings Plan (the "Plan") covers eligible full-time employees of Pittway Corporation and certain of its subsidiaries (the "Company" or the "Employer"). The Plan is administered by a committee appointed by the Company.

An employee becomes eligible to participate on the first day of each calendar quarter after the completion of one year of service. Participation in the Plan is elected by authorizing contributions of 1 to 15 percent of the employee's pretax earnings (subject to Internal Revenue Service limitations). Participants' earnings are generally defined as total compensation for services rendered to a participating Employer. Participants may elect to suspend their contributions at any time. Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan. Active participation can be elected again on the next regular enrollment date.

The amount of Employer contributions is determined annually for each separate participating Employer. Such contributions are computed as a matching percentage of each participant's contribution within specified limits.

The investment funds available to participants are the Pittway Stock Fund, Fidelity Magellan Fund, Fidelity Money Market Fund, the Fidelity Growth and Income Fund, and the Fidelity Managed Income Fund. In addition, three funds, the Fidelity Market Index Fund, the Fidelity Emerging Growth Fund and the Fidelity Diversified International Fund, were added in June 1996. In April 1993, the AptarGroup Stock Fund was established when the Company spun off its Seaquist Group into a separate company called AptarGroup, Inc. and distributed one share of AptarGroup, Inc. common stock for each share of Pittway Class A Stock held. Any dividends paid on the AptarGroup Stock Fund are transferred and reinvested in the Pittway Stock Fund.

A participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions.

Each participant is fully vested in his or her contributions at all times. Vesting of the Employer contribution occurs at the rate of 20 percent per year on a cumulative basis for each year of service with a participating Employer. Forfeitures of nonvested amounts occur when a participant terminates employment for any reason other than retirement after age 65, death, or disability. Upon withdrawal from the Plan, the participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions. Forfeited amounts are used to reduce future contributions of the Employer.

Fidelity Management Trust Company is the trustee of the plan investments in the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Money Market Fund, Fidelity Managed Income Fund, Fidelity Market Index Fund, Fidelity Emerging Growth Fund and Fidelity Diversified International Fund. Effective October 1, 1996, The Northern Trust Company became the trustee of the plan investments in the AptarGroup Stock Fund and the Pittway Stock Fund. Prior to that date, CTC Illinois Trust Company, a subsidiary of The Bank of New York Company, Inc., was the trustee of these investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments

The AptarGroup Stock Fund and Pittway Stock Fund invest in shares of AptarGroup, Inc. common stock and Pittway Corporation Class A stock, respectively. The Fidelity Magellan Fund is a mutual fund that primarily invests in the common stocks of broadly diversified foreign and domestic companies. The Fidelity Growth and Income Fund is a mutual fund that primarily invests in foreign and domestic stocks. The Fidelity Money Market Fund is a money market mutual fund that invests in obligations issued or guaranteed as to principal and interest by the U.S. Government. The Fidelity Managed Income Fund is a pooled investment fund that invests in high-quality, short and long-term investment contracts, bank investment contracts, short-term money market instruments and debt obligations issued by one institution and insured by another as to the payment of principal at maturity. The Fidelity Market Index Fund is a mutual fund that invests primarily in stocks that are included in the Standard & Poor's Index of 500 stocks and in other securities that are based on the value of the index. The Fidelity Emerging Growth Fund is a mutual fund which invests in stocks of small and medium-sized developing companies. The Fidelity Diversified International Fund is a mutual fund which invests primarily in foreign stocks that are included in the Morgan & Stanley EAFE Index.

Investments in the AptarGroup Stock Fund and Pittway Stock Fund are valued at quoted market prices. Investments in the Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Market Index Fund, Fidelity Emerging Growth Fund and Fidelity Diversified International Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Money Market Fund and Fidelity Managed Income Fund are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates market value.

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date.

Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The cost of securities sold is determined on an average cost basis. In accordance with regulatory requirements for the Plan's Form 5500, the cost of securities sold is determined based on the fund price at the beginning of the plan year. This treatment results in a difference in realized and unrealized appreciation or depreciation between the Plan's Form 5500 and the financial statements.

Participant loans

The Plan currently provides that a participant may, for any reason, borrow from the Plan an amount of at least $1,000 and not to exceed 50 percent of the participant's vested account balance. Prior to August 1, 1997, a participant could only borrow from the Plan for reasons of financial hardship. Each participant loan is evidenced by a note and is considered an investment of that participant's account. Accordingly, principal and interest payments are credited to the respective participant's account. Each participant note carries an interest rate equal to the prime rate plus one percent on the date of the loan, and repayment occurs through payroll withholding over a period not to exceed 54 months.

Loan proceeds are withdrawn from the participant's account on a defined source and fund hierarchy. Loan repayments are applied to funds based on the most recent fund election percentage designated by the participant. This activity is reflected within net transfers between funds. All loan fees are paid by participants and netted against loan interest income.

Contributions

Employer and employee contributions are invested monthly directly in appropriate funds based on the most recent fund election percentage designated by the participant.

Benefit payment obligations

Benefit payment obligations to terminated employees at year-end are not presented as a liability in the Statements of Net Assets Available for Benefits or as benefit payments in the Statements of Changes in Net Assets Available for Benefits with Fund Information. This treatment results in a difference between the Plan's Form 5500 and the financial statements. The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

                                                       December 31,
                                                    1997           1996

Net assets available for benefits per the
 financial statements                           $131,670,109   $99,539,410
Amounts allocated to withdrawing
 participants                                       (340,987)     (156,418)
Net assets available for benefits
 per Form 5500                                  $131,329,122   $99,382,992

Trustee and administrative expenses

Expenses incurred in the administration of the Plan are paid by the Company.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Party-in-interest transactions consist of loans made to participants and investments in the Pittway Stock Fund and AptarGroup Stock Fund. Stock in the Pittway Stock Fund is acquired on the open market at fair market value on the date purchased. Party-in-interest transactions also consist of the investments in the Fidelity Funds as Fidelity is the trustee of the Plan.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Furthermore, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - AMENDMENT AND TERMINATION OF PLAN:

The Plan may be amended at any time by the Company. However, no amendment may adversely affect the current rights of the participants in the Plan with respect to contributions made prior to the date of the amendment. Employer contributions may be discontinued and the Company may terminate the Plan at any time.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) applicable to defined contribution plans. Since the Plan provides for an individual account for each participant and for benefits based solely on the amount contributed to the participant's account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

NOTE 6 - INVESTMENTS:

The cost and market value of investments at December 31, 1997 and 1996 were as follows:
                                                 Market       Number
1997                                  Cost        Value      of Shares

Fidelity Diversified Int'l Fund   $ 1,857,623  $  1,990,946     123,431
Fidelity Magellan Fund             27,121,715    33,580,413     352,476
Fidelity Growth & Income Fund      18,658,147    25,433,574     667,548
Fidelity Market Index Fund          1,986,249     2,289,081      33,417
Fidelity Emerging Growth Fund       2,901,351     2,671,536     112,486
Fidelity Money Market Fund         17,464,277    17,464,277  17,464,277
Fidelity Managed Income Portfolio   3,817,319     3,817,319   3,817,319
AptarGroup, Inc. Common Stock         692,427     2,984,156      53,769
Pittway Corp. Class A Stock        18,091,747    37,734,016     541,960
                                  $92,590,855  $127,965,318

                                                 Market       Number
1996                                  Cost        Value      of Shares

Fidelity Diversified Int'l Fund   $ 1,045,280  $ 1,082,637      73,602
Fidelity Magellan Fund             24,435,903   26,893,927     333,477
Fidelity Growth & Income Fund      14,670,432   17,708,679     576,267
Fidelity Market Index Fund            556,857      596,169      11,160
Fidelity Emerging Growth Fund       1,328,373    1,361,302      54,041
Fidelity Money Market Fund         16,365,830   16,365,830  16,365,830
Fidelity Managed Income Portfolio   3,710,371    3,710,371   3,710,371
AptarGroup, Inc. Common Stock         728,520    1,973,496      55,986
Pittway Corp. Class A Stock        14,189,064   27,429,823     512,707
                                  $77,030,630  $97,122,234


NOTE 7 - SUBSEQUENT EVENT:

In December 1997, Pittway Corporation announced that its Penton Media, Inc. subsidiary ("Penton") had signed a letter of intent to acquire Donohue Meehan Publishing Company, contingent on the Company spinning off Penton to the Company's shareholders in a tax-free distribution. In May 1998, a favorable ruling was received on the spin-off from the Internal Revenue Service and a definitive combination agreement was signed. Subject to certain other conditions, the spin-off is expected to be completed in the third quarter of 1998. Common stock of Penton will be distributed on a share for share basis in respect of Pittway class A stock held in the Pittway Corp. Class A Stock fund. Pittway may in the future require the disposition of Penton stock held in the Plan. Assets attributable to employees of Penton's operating units will be transferred from the Plan to a new plan to be adopted by Penton after the spin-off. Penton's participants' account balances totaled $50,785,542 at December 31, 1997.















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
PITTWAY CORPORATION
BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1997

                                              Number of                                          Interest
Security Description                           Shares            Cost          Market Value        Rate
Fidelity Diversified International Fund *       123,431       $ 1,857,623      $  1,990,946

Fidelity Magellan Fund *                        352,476        27,121,715        33,580,413

Fidelity Growth & Income Fund *                 667,548        18,658,147        25,433,574

Fidelity Market Index Fund *                     33,417         1,986,249         2,289,081

Fidelity Emerging Growth Fund *                 112,486         2,901,351         2,671,536

Fidelity Money Market Fund *                 17,464,277        17,464,277        17,464,277

Fidelity Managed Income Portfolio *           3,817,319         3,817,319         3,817,319

AptarGroup, Inc. Common Stock *                  53,769           692,427         2,984,156

Pittway Corp. Class A Stock *                   541,961        18,091,747        37,734,016

Participant Loans *                               -             3,603,723         3,603,723      7.0% - 10.0%

Total Assets Held for Investment                              $96,194,578      $131,569,041


* Party-in-interest.


16

                                                     PITTWAY CORPORATION
                                           BLUE CHIP PROFIT SHARING AND SAVINGS PLAN

                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                             FOR THE YEAR ENDED DECEMBER 31, 1997

                                          	AGGREGATED 5% SECURITY TRANSACTIONS BY ISSUE

                                                                                                       Current Value
                                                                                               of Asset on
                                    Number of      Purchase        Selling       Cost of       Transaction     Net Gain
Security Description              Transactions       Price          Price         Asset           Date         or (Loss)
Fidelity Magellan Fund: *
  Acquisitions                        223         $7,627,133                    $7,627,133     $7,627,133
  Dispositions                        193                       $ 5,690,403     $4,817,033     $5,690,403     $  873,370

Fidelity Growth & Income Fund: *
  Acquisitions                        235         $7,939,297                    $7,939,297     $7,939,297
  Dispositions                        181                       $ 4,834,175     $3,951,582     $4,834,175     $  882,593

Fidelity Money Market Fund: *
  Acquisitions                        191         $6,833,345                    $6,833,345     $6,833,345
  Dispositions                        188                        $5,745,722     $5,745,722     $5,745,722          -

Fidelity Managed Income Portfolio: *
  Acquisitions                        166         $2,703,679                    $2,703,679     $2,703,679
  Dispositions                        146                        $2,596,731     $2,596,731     $2,596,731          -

Pittway Corp. Class A Stock: *
  Acquisitions                        143         $6,885,170                    $6,885,170     $6,885,170
  Dispositions                        100                        $4,950,759     $2,982,487     $4,950,759     $1,968,272


* Party-in-interest.

17

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



     PITTWAY CORPORATION BLUE CHIP
     PROFIT SHARING AND SAVINGS PLAN








     BY:  /s/ Paul R. Gauvreau
         Paul R. Gauvreau
         Member of Plan Administrative Committee


Date: June 25, 1998


















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